UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1*)1

Under the Securities Exchange Act of 1934

TELANETIX, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

879180107
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This filing is an amendment to the February 14, 2008 filing which was filed as "telanetix13g.html."

1.	Names of Reporting Persons.	Enable Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	2,390,900
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,390,900
	8.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,390,900
12.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (9)	9.99%
14.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	Enable Growth Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	2,178,630
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,178,630
	8.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,178,630
12.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (9)	9.1%
14.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	Mitchell S. Levine
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	2,390,900
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,390,900
	8.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,390,900
12.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (9)	9.99%
14.		Type of Reporting Person (See Instructions)	IN

Item 1(a).	Name of Issuer:

Telanetix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6197 Cornerstone Court E., Suite 108
San Diego, CA  92121

Item 2(a).	Names of Persons Filing:

Enable Capital Management, LLC (“ECM”)

Enable Growth Partners, L.P. (“EGP”)

Mitchell S. Levine

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA  94111.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

879180107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule, which Items are incorporated by reference herein.

EGP is the beneficial owner of: (i) 1,312,604 shares of the Issuer’s common stock, (ii) convertible debentures (the “Convertible Notes”) which are currently convertible into up to 1,765,003 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below), (iii) 7,600 shares of Series A Convertible Preferred Stock (the “Series A Preferred”), which are currently convertible into up to 2,704,626 shares of the Issuer’s common stock (subject to Ownership Limitations), and (iv) warrants (“Warrants”) to purchase up to 1,913,345 shares of the Issuer’s common stock (subject to the Ownership Limitations).  Other client accounts for which ECM acts as general partner and investment manager are the beneficial owners of: (i)  212,270 shares of the Issuer’s common stock; (ii) Convertible Notes which are currently convertible into up to 466,892 shares of the Issuer’s common stock (subject to the Ownership Limitations); (iii) 2,400 shares of Series A Preferred which are currently convertible into up to 854,093 shares of the Issuer’s common stock (subject to Ownership Limitations); and (iv) Warrants to purchase up to 543,447 shares of the Issuer’s common stock (subject to the Ownership Limitations).

The conversion of the Convertible Notes and the exercise of the Warrants are subject to restrictions (the “Ownership Limitations”) that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, the holder of the Convertible Notes or Warrants (together with such holder’s affiliates, and any other person or entity acting as a group together with such holder or any of such holder’s affiliates) would, as a result of such conversion or exercise, beneficially own in excess of 9.99% of the total number of issued and outstanding shares of the Issuer’s common stock (including for such purposes the shares of the Issuer’s common stock issued upon such conversion and/or exercise).

Based on 23,066,915 shares of common stock of the Issuer outstanding as of November 9, 2007, as indicated in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007, the Reporting Persons currently have the right (consistent with the Ownership Limitations) to acquire up to 866,026 shares of the Issuer’s common stock through the conversion of the Convertible Notes under the Series A Preferred  and/or exercise of the Warrants.

ECM, as general partner and investment manager of EGP and other client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer’s common stock held by EGP or any such other accounts.  Therefore, ECM, as EGP’s and those other accounts’ general partner and investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may be deemed to beneficially own the common stock owned by EGP and such other accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as it or he may be deemed to have the power to direct the voting or disposition of that common stock.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any other purpose, the beneficial owner of any securities to which this Schedule relates (the “Securities”), and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007, in which the Issuer stated that the number of shares of its common stock, $0.0001 par value, outstanding as of November 9, 2007 was 23,066,915 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

ECM serves as general partner and investment manager to certain client accounts, in addition to EGP, that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock.  Other than as reported in this Schedule, no individual client’s holdings exceed five percent of that common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 8

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 20, 2008	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine